EXHIBIT 99.1
RADVISION
News Release

Corporate Contact:	Investor Relations:
Adi Sfadia	June Filingeri
Chief Financial Officer	Comm-Partners LLC
Tel: +1 201-689-6340	Tel: +1 203-972-0186
cfo@radvision.com	junefil@optonline.net

RADVISION REPORTS BETTER THAN EXPECTED FIRST QUARTER 2012 RESULTS
- Revenues Are $17.4 Million
- GAAP Net Loss Is $0.36 per Diluted Share
- Non-GAAP Net Loss Is $0.29 per Diluted Share
- Completion of RADVISION’s Acquisition by Avaya Expected in Second Quarter of 2012

TEL AVIV, May 14, 2012 – RADVISION® (Nasdaq: RVSN), a leading technology and end-to-end solution provider for unified visual communications, reported today that revenues for the first quarter of 2012 were $17.4 million. This compares with revenues of $20.8 million in the first quarter of 2011.

The operating loss for the first quarter of 2012 was $7.5 million on a GAAP basis and $5.5 million on a non-GAAP basis.  For the first quarter of 2011, the operating loss was $3.5 million on a GAAP basis, and $2.6 million on a non-GAAP basis.

The net loss for the first quarter of 2012 was $6.7 million, or $0.36 per diluted share, on a GAAP basis, and $5.4 million, or $0.29 per diluted share, on a non-GAAP basis.  In the first quarter of 2011, the net loss was $3.3 million, or $0.18 per diluted share, on a GAAP basis, and $2.4 million, or $0.13 per diluted share, on non-GAAP basis.

The non-GAAP amounts in the first quarter of 2012 exclude $1.2 million of merger costs related to the acquisition of RADVISION by Avaya, which was approved by RADVISION shareholders on April 30, 2012.  Also excluded are income of $0.6 million for prior year’s tax adjustments, $0.4 million of amortization of purchased intangibles, $0.4 million for the effects of stock-based compensation expense in accordance with ASC 718, and income of $0.1 million due to the other than temporary impairment of certain Auction Rate Securities. The total amount excluded for non-GAAP purposes was $1.2 million, equivalent to $0.07 per diluted share.

The non-GAAP amounts in the first quarter of 2011 exclude $0.5 million of expense for amortization of purchased intangibles, $0.5 million for the effects of stock-based compensation expense, and a loss of $0.01 million due to the other than temporary impairment of certain Auction Rate Securities. The total amount excluded for non-GAAP purposes was $1.0 million, equivalent to $0.05 per diluted share.

For the first quarter of 2012, total revenues consisted of $15.2 million for the Video Business Unit (VBU) and $2.2 million for the Technology Business Unit (TBU).  This compares with $15.9 million for the VBU and $4.8 million for the TBU reported in the first quarter of 2011.

The Company’s guidelines for the first quarter of 2012 as reported on February 8, 2012 and updated on April 4, 2012 were for revenues of approximately $17.0 million, a non-GAAP operating loss of $6.9 million, and a net loss of $0.47 to $0.49 per diluted share on a GAAP basis, and $0.37 per diluted share on a non-GAAP basis.

The reconciliation between GAAP net income and Non-GAAP net income is provided in the tables at the end of this press release.

The Company ended the first quarter of 2012 with approximately $89.5 million in cash and liquid investments, equivalent to $4.82 per basic share, a decrease of $1.1 million from December 31, 2011. The decrease reflects $2.3 million used in operating activities and $0.3 million for capital expenditures offset by $1.5 million received from the exercise of options.

Boaz Raviv, Chief Executive Officer, commented: “Our Video Business Unit exceeded our expectations in the first quarter due to higher than expected sales of both our infrastructure and endpoint products.  This strong performance more than offset lower Technology Business Unit revenues.

“Over the past two years we have been successfully transforming RADVISION into an end-to-end videoconferencing solution provider with leading technology.  That transformation has continued in 2012.  In March, we debuted the first and the flagship product of our next generation video system, the SCOPIA XT5000. Designed for the high end market, the SCOPIA XT5000 is the most powerful HD video conferencing system in its class available on the market.  In April, we expanded our next generation HD video conferencing room system portfolio with the SCOPIA XT4200, which offers outstanding value and cost-effective HD video communications, especially suited for the smaller and mid-sized conference room.  We are gratified by the market response to our new portfolio.

“Since our founding in 1992, RADVISION has been a leading innovator in video communications technology.  We are excited to continue that tradition as part of Avaya, a leading global provider of business collaboration and communications solutions. By joining forces, we plan to create a very powerful force in the unified communications marketplace.”

The Company noted that RADVISION and Avaya expect their merger to be completed in the second quarter of 2012.

GAAP versus NON-GAAP Presentation
To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles in the United States ("GAAP"), the Company uses non-GAAP measures of operating results, net income and earnings per share, which are adjusted from results based on GAAP to exclude other than temporary impairment of available for sale marketable securities, the expenses recorded for stock compensation in accordance with ASC 718, amortization of purchased intangibles, prior year’s tax adjustments and merger-related costs. These non-GAAP financial measures are provided to enhance overall understanding of the current financial performance and prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management, and investors as these non-GAAP results exclude other than temporary impairment of available for sale marketable securities, the expenses recorded for stock compensation in accordance with ASC 718, amortization of purchased intangibles, prior year’s tax adjustments and merger-related costs that the Company believes are not indicative of the core operating results. Further, these non-GAAP results are one of the primary indicators management uses for assessing the Company's performance, allocating resources and planning and forecasting future periods. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. These non-GAAP measures may be different from the non-GAAP measures used by other companies.

About RADVISION
Founded in 1992, RADVISION (Nasdaq: RVSN) is a leading provider of video conferencing and telepresence technologies over IP and wireless networks. RADVISION teams with its channel and service provider partners to offer end-to-end visual communications that help businesses collaborate more efficiently. RADVISION propels the unified communications evolution forward with unique technologies that harness the power of video, voice, and data over any network. Visit www.radvision.com, our blog, and follow us on Facebook, LinkedIn, Twitter, and YouTube.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION’s filings with the Securities Exchange Commission, including RADVISION’s Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

RADVISION and SCOPIA are registered trademarks of RADVISION, Ltd. All product and company names herein may be trademarks of their registered owners. All rights reserved © 2012 RADVISION, Ltd.

- TABLES FOLLOW -

RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands, except share and per share data

	Three months ended March 31,
	2012	2011
	Unaudited

Revenues	$17,417	$20,755
Cost of revenues	5,726	6,035

Gross profit	11,691	14,720

Operating costs and expenses:
Research and development	7,617	7,948
Selling and marketing	8,706	8,523
General and administrative	1,242	1,300
Amortization of purchased intangibles	403	476
Merger-related costs	1,196	-

Total operating costs and expenses	19,164	18,247

Operating loss	(7,473)	(3,527)
Financial income, net	404	463

Loss before taxes on income	(7,069)	(3,064)
Tax income (expenses)	387	(283)

Net loss	$(6,682)	$(3,347)

Basic and diluted net loss per Ordinary share	$(0.36)	$(0.18)

Weighted Average Number of Shares Outstanding During the Period – Basic and diluted	18,550,234	18,593,256

RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands, except per share data

Reconciliation of GAAP to NON-GAAP Operating Results

To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles in the United States ("GAAP"), the Company uses non-GAAP measures of operating results, net income and earnings per share, which are adjusted from results based on GAAP to exclude net profit or loss from other than temporary impairment of available for sale marketable securities, the expenses recorded for stock compensation in accordance with ASC 718, amortization of purchased intangibles, prior year’s tax adjustments and merger-related costs. These non-GAAP financial measures are provided to enhance overall understanding of the current financial performance and prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management, and investors as these non-GAAP results exclude other than temporary impairment of available for sale marketable securities, the expenses recorded for stock compensation in accordance with ASC 718, amortization of purchased intangibles, prior year’s tax adjustment and merger-related costs that the Company believes are not indicative of the core operating results. Further, these non-GAAP results are one of the primary indicators management uses for assessing the Company's performance, allocating resources and planning and forecasting future periods. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. These non-GAAP measures may be different than the non-GAAP measures used by other companies.

The following table reconciles the GAAP to non-GAAP operating results:

	Three months ended
	March 31, 2012			March 31, 2011
	(Unaudited)
	GAAP results (as reported)	Non-GAAP Adjustment(*)	Non-GAAP Results	GAAP results (as reported)	Non-GAAP Adjustment (*)	Non-GAAP results

Gross profit	$11,691	$18	$11,709	$14,720	$21	$14,741
Total operating costs and expenses	$19,164	$(1,939)	$17,225	$18,247	$(940)	$17,307
Operating loss	$(7,473)	$1,957	$(5,516)	$(3,527)	$961	$(2,566)
Loss before taxes on income	$(7,069)	$1,861	$(5,208)	$(3,064)	$967	$(2,097)
Net loss	$(6,682)	$1,234	$(5,448)	$(3,347)	$967	$(2,380)
Basic and diluted net earnings (loss) per Ordinary share	$(0.36)	$0.07	$(0.29)	$(0.18)	$0.05	$(0.13)

(*) Reconciliation of GAAP to Non-GAAP measures (Unaudited)

	Three months ended March 31,
	2012	2011
	Unaudited

GAAP net loss	$(6,682)	$(3,347)
Merger-related costs	1,196	-
Prior year’s tax adjustment	(627)	-
Amortization of purchased intangibles	403	476
Share-based compensation	358	485
Other than temporary impairment of available for sale marketable securities	(96)	6
Non-GAAP net loss	$(5,448)	$(2,380)
Non-GAAP diluted net loss per Ordinary share	$(0.29)	$(0.13)

RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Three months ended March 31,
	2012	2011
	Unaudited

Net loss	$(6,682)	$(3,347)

Other comprehensive income /(loss):

Accumulated changes in fair value of cash flow hedge	50	199

Accumulated unrealized loss from available-for-sale marketable securities	337	27

Net change in accumulated comprehensive income /(loss)	387	226

Comprehensive loss	$(6,295)	$(3,121)

RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except per share data

	March 31,	December 31,
	2012	2011
	Unaudited	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents *)	$18,207	$19,710
Short-term bank deposits *)	22,295	22,690
Short-term marketable securities *)	15,982	12,785
Trade receivables	15,885	18,495
Other accounts receivable and prepaid expenses	7,149	6,129
Inventories	1,951	2,216

Total current assets	81,469	82,025

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term marketable securities *)	32,970	35,405
Long-term prepaid expenses	173	258
Severance pay fund	7,483	7,260
Long-term deferred tax asset	733	733

Total long-term investments and receivables	41,359	43,656

Property and equipment, net	3,875	4,194

Goodwill	4,747	4,747

Other intangible assets, net	2,760	3,163

Total assets	$134,210	$137,785

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$2,171	$3,137
Deferred revenues	8,793	7,868
Accrued expenses and other accounts payable	15,529	15,035

Total current liabilities	26,493	26,040

Accrued severance pay	9,146	8,956

Total liabilities	35,639	34,996

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.1 par value	234	234
Additional paid-in capital	152,021	151,554
Treasury stock	(38,317)	(40,747)
Accumulated other comprehensive income	(356)	(742)
Accumulated deficit	(15,011)	(7,510)

Total shareholders' equity	98,571	102,789

Total liabilities and shareholders' equity	$134,210	$137,785

*) Total cash and liquid investments	$89,454	$90,590

RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended March 31,
	2012	2011
	Unaudited
Cash flows from operating activities:
Net loss	$(6,682)	$(3,347)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	1,042	1,214
Accrued interest, amortization of premium and accretion of discount on marketable securities and bank deposits, net	123	(9)
Stock-based compensation	358	485
Tax benefit relating to loss carryforwards resulting from exercise of stock options	(109)	(101)
Decrease in trade receivables, net	2,610	499
Increase in other accounts receivable and prepaid expenses	(932)	(824)
Decrease (increase) in inventories	265	(1,779)
Decrease in long-term prepaid expenses	85	313
Increase (decrease) in trade payables	(966)	52
Increase in deferred revenues	925	282
Increase (decrease) in accrued expenses and other accounts payable	653	(1,328)
Increase (decrease) in accrued severance pay, net	(33)	56

Net cash used in operating activities	(2,661)	(4,487)

Cash flows from investing activities:
Proceeds from redemption of marketable securities	4,000	7,650
Purchase of marketable securities	(4,363)	(8,130)
Proceeds from withdrawal of bank deposits	595	25,224
Purchase of bank deposits	(386)	(22,694)
Purchase of property and equipment	(320)	(803)

Net cash provided by (used in) investing activities	(474)	1,247

Cash flows from financing activities:
Purchase of treasury stock	-	(2,234)
Exercise of options by employees	1,523	1,172
Tax benefit related to exercise of stock options	109	101

Net cash provided by (used in) financing activities	1,632	(961)

Decrease in cash and cash equivalents	(1,503)	(4,201)
Cash and cash equivalents at beginning of period	19,710	17,753

Cash and cash equivalents at end of period	$18,207	$13,552